Exhibit 99.1

Golden Star Reports Initial High Grade Extension Drilling Results from Prestea Underground Gold Mine and Project Update

Results Include 124.4 Grams Per Tonne of Gold Over 1 Metre

TORONTO, June 3, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to report the results from the 2019 extension and infill drilling program at its Prestea Underground Gold Mine ("Prestea Underground") in Ghana.

HIGHLIGHTS:

  Assay results for eight diamond drill ("DD") holes along the northern extension of the West Reef were received confirming ore body extensions to the north of the current reserves, approximately 150 metres ("m") along strike between 21 and 24 levels
  Significant intercepts in the northern extensions included:
    1.10 m @ 37.71 grams per tonne ("g/t") Au from 169.9 m in hole WR24-262S01
    1.00 m @ 124.4 g/t Au from 144.0 m in hole WR24-262S02
    0.90 m @ 17.8 g/t Au from 157.2 m in hole WR24-262S03A
  The exploration program for the second quarter ("Q2") and the third quarter ("Q3") of 2019 will focus on further delineation of the mineralization in this area in order to potentially bring this material into the mine reserves
  Exploration will drill test the extents of the West Reef high grade shoot up and down-dip as well as along the plunge below 24 level and above 17 level during the fourth quarter ("Q4") of 2019

Northern West Reef Extension Drilling Program Results

Drilling commenced from a newly excavated northern drill chamber at the beginning of 2019 (X cut 262N) in the Prestea Underground 24 level. Eight holes have been completed to date in this drilling program, targeting the northern extension of the defined reserves. All holes intersected the West Reef structure, with several returning strong economic grades and widths.

These results confirm the extension of gold mineralization into this area and represent the opportunity to add new stopes, along strike of the current mining front, which have the potential to be mined during the next two years.

The drilling to date conducted from the 262 N X-cut totaled 2,700 m, and a further 5,000 m are expected to be completed before the end of Q3 2019.

Initially, drilling has targeted the West Reef structure at approximately 100 × 100 m centers.  In areas where economic widths and grades have been intersected, the drill spacing will be closed in to 25-30 m × 25-30 m to add confidence to the mineralization for conversion to an indicated mineral resource and subsequently to a probable mineral reserve, should the economics prove viable.

Once the infill, closer spaced drilling program has been completed in Q4 2019, the drilling plan will shift to further resource expansion drilling on a 100 × 100 m drill spacing targeting the West Reef down-dip below 24 level, and up-dip above 17 level. These drilling results will be used to update the inferred mineral resource base at Prestea Underground and, if successful, will be followed up on a tighter drill spacing in 2020. Results to date are encouraging and should the infill drilling convert these areas to indicated mineral resources, this could potentially add additional reserves in the immediate area of mining infrastructure on 24 level adding optionality and flexibility to the current mine plan as well as replacing depleted reserves.

Figures 1 and 2 show drill hole locations and can also be seen by following: http://files.newswire.ca/184/GoldenStarfig12.pdf

Figure 1: Prestea Underground Longsection (CNW Group/Golden Star Resources Ltd.)

Figure 2: West Reef Northern Extensions (CNW Group/Golden Star Resources Ltd.)

In-Fill Drilling Program Results

A definition drilling program in the current reserve areas of the Prestea West Reef ore body has also been ongoing to ensure adequate definition of the reserves for short to medium term planning prior to mining. The higher drilling density will enable better mine planning and stope design.

A total of 19 holes for 4,100 m have been completed in this program since drill results from Prestea were last reported, including Nine holes (2,900 m) drilled in 2019.

Project Update

Development is complete on 11 Alimak raises, and stope blasting complete on the first eight stopes. The twelfth raise is complete and the thirteenth raise has advanced approximately 150 m and long hole drilling production is set up well to ensure that the ninth stope blasting was completed in May and the stope sequence will continue cascading to provide ore continuity in the second half of 2019.

Decline development has also recently begun on the 17 level to access the second panel of ore up-dip of the stopes currently being mined from the 24 level. This will ensure continuity of ore production once the ore on the 24 level is depleted.

Operational Review at Prestea Underground

As a result of the operational challenges the Company has faced at the Prestea underground mine, a request for tenders was initiated for a technical and operational review from various consulting firms. CSA Global has been contracted to begin this review with the mandate to take a holistic approach to understanding the problems facing the operation. All aspects of technical, operational and management areas will be examined in order for recommendations to be set forth to the Company for improvements at Prestea. The Company expects to communicate an update in Q3 of 2019.

APPENDIX

36 DD Results Reported June 3, 2019

Hole ID	Drilling Target Type	Azm (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	Estimated True Width (m)	Gold Grade g/t
WR17-24-274S01	Infill	295	13	156.30	160.30	4.00	3.47	6.35
WR17-24-274S02	Infill	283	5.7	158.40	159.20	0.80	0.71	3.34
WR17-24-274S03	Infill	276	12	148.15	150.17	2.02	1.90	26.91
WR17-24-274S03A	Infill	276	12	149.50	151.70	2.20	2.07	11.83
Including		276	12	150.00	150.85	0.85	0.80	27.00
WR17-24-274S04	Infill	271	12	147.20	148.20	1.00	0.95	36.60
WR17-24-274S4A	Infill	270	11	146.80	148.50	1.70	1.61	14.38
Including		270	11	146.80	147.70	0.90	0.85	43.90
WR17-24-274S05	Infill	260	14	147.40	148.00	0.60	0.57	24.07
WR17-24-274S05A	Infill	261	14	147.00	148.10	1.10	1.04	75.70
WR17-24-274S05B	Infill	260	12	147.80	149.08	1.28	1.20	25.43
Including		260	12	148.15	149.08	0.93	0.87	35.00
WR17-24-274S06	Infill	299	27	147.20	150.00	2.80	2.45	9.77
WR17-24-274S07	Infill	302	39	148.50	149.50	1.00	0.84	22.32
WR17-24-274S08A	Infill	301	47	152.80	154.40	1.60	1.31	17.00
WR17-24-274S09	Infill	288	17	147.00	150.00	3.00	2.77	8.32
WR17-24-274S10	Infill	289	8.8	140.70	144.00	3.30	2.90	14.67
WR17-24-274S11	Infill	292	39	143.00	143.90	0.90	0.83	5.24
WR17-24-274S12	Infill	276	29	137.70	138.30	0.60	0.60	69.60
WR17-24-274S13	Infill	278	34	138.50	139.00	0.50	0.49	12.50
WR17-24-274S15	Infill	274	27	138.10	139.20	1.10	1.10	12.91
WR17-24-274S16	Infill	273	42	141.07	141.60	0.53	0.52	87.60
WR17-24-274S17	Infill	256	20	144.15	145.70	1.55	1.49	64.45
WR17-24-274S18	Infill	251	47	152.70	153.90	1.20	1.09	23.65
WR17-24-274S19	Extensional	325	38	182.30	183.20	0.90	0.51	67.20
WR17-24-274S20	Extensional	324	25	192.40	193.70	1.30	0.75	11.64
WR17-24-274S21	Extensional	317	12	192.40	194.50	2.10	1.37	0.09
WR17-24-274S22	Extensional	308	23	159.30	161.20	1.90	1.49	13.69
WR17-24-274S23	Extensional	308	2	214.70	216.30	1.60	1.11	43.77
WR17-24-274S24	Extensional	310	-11	256.70	257.50	0.80	0.47	11.01
WR17-24-274S25	Extensional	304	8.7	174.10	174.70	0.60	0.46	132.35
WR17-24-274S26	Extensional	305	-7	234.70	235.70	1.00	0.65	2.22
WR17-24-274S27	Extensional	301	-21	303.90	306.90	3.00	1.61	4.05
WR17-24-274S28	Infill	283	-11	198.30	199.80	1.50	1.10	12.57
WR17-24-274S29	Infill	277	-17	231.20	232.2	1.00	0.68	2.18
WR17-24-274S30	Infill	260	-12	197.50	200.28	2.78	2.04	2.89
WR17-24-274S31	Infill	245	-17	238.00	239	1.00	0.62	0.33
WR17-24-274S32	Infill	237	-6	216.70	219.88	3.18	2.15	4.06
WR17-24-274S33	Extensional	331	47	196.85	197.93	1.08	0.51	3.65
WR17-24-274S36A	Extensional	297	-24	339.40	340.2	0.80	0.42	4.44
WR17-24-274S37	Extensional	287	-26	268.80	271.9	3.10	1.68	7.54
WR17-24-274S38	Extensional	280	-25	266.9	268	1.10	0.62	5.92
WR24-266S02	Extensional	276	6.4	164.1	165.85	1.75	1.60	6.16
WR24-266S03	Extensional	276	-10	196.6	198.4	1.80	1.36	3.17
WR24-266S05	Extensional	291	5	174	175	1.00	0.85	5.88
WR24-266S06	Extensional	291	-10	211	212	1.00	0.72	0.82
WR24-281S01	Extensional	275	-28	225.84	228.30	2.46	1.32	15.39
WR24-281S02	Extensional	264	-26	219.4	222.10	2.70	1.50	17.83
WR24-281S03	Extensional	253	-6	163	163.91	0.91	0.70	3.46
WR24-281S04	Extensional	253	-22	230.8	232.60	1.80	1.06	0.87
WR24-281S05	Infill	279	10	127.8	129.60	1.80	1.67	57.14
WR24-281S06	Extensional	265	-18	183.9	184.60	0.70	0.47	6.38
WR24-281S07	Extensional	271	-7	145.6	148.50	2.90	2.32	1.09
WR24-281S08	Infill	259	12	134.6	136.6	2.00	1.86	7.50
WR24-281S09	Infill	289	17	135.4	136.6	1.20	1.11	0.64
WR24-281S10	Infill	305	20	144	144.6	0.60	0.49	0.24
WR24-284S01	Infill	306	38	198.1	198.7	0.60	0.48	0.67
WR24-284S02	Infill	291	33	193.2	193.7	0.50	0.47	4.27
WR24-284S03	Infill	257	35	194.2	194.73	0.53	0.51	2.10
WR24-284S04	Infill	272	21	179.70	182.4	2.70	2.67	29.06
WR24-284S05	Infill	256	17	198.10	199.00	0.90	0.85	10.62
WR24-284S06	Extensional	259	-4	245.15	245.70	0.55	0.45	4.15
WR24-284S07	Extensional	273	-24	341.00	342.00	1.00	0.58	1.53
WR24-284S08	Extensional	278	-24	332.80	333.80	1.00	0.58	6.44
WR24-284S09	Extensional	294	-17	325.80	327.90	2.10	1.32	9.10
WR24-287S01	Infill	260	38	177.60	178.30	0.7	0.68	1.23
WR24-287S02	Infill	247	37	187.80	188.38	0.58	0.53	58.30
WR24-287S03	Infill	248	19	182.90	184.00	1.1	1.00	34.54
WR24-287S04	Infill	240	1.6	196.30	198.00	1.7	1.29	1.77
WR24-287S05	Infill	230	34	212.00	213.00	1	0.76	1.45
WR24-287S06	Infill	229	14	214.70	215.50	0.8	0.58	8.05
WR24-287S07	Extensional	228	5.6	266.50	269.20	2.70	1.81	1.78
WR24-287S08	Extensional	226	17	263.00	264.00	1.00	0.70	0.47
WR24-287S09	Extensional	227	9.8	287.20	289.00	1.80	1.23	0.99
WR24-287S10	Extensional	224	23	239.30	240.60	1.30	0.90	10.09
WR24-287S11A	Extensional	231	14	230.00	231.00	1.00	0.75	1.90
WR24-287S12	Extensional	224	21	246.72	250.50	3.78	2.59	1.53
WR24-287S16	Infill	325	27	217.07	221.80	4.73	2.73	38.26
WR24-287S17	Infill	287	10	171.60	172.80	1.2	1.084	64.60
WR24-287S18	Infill	290	31	165.90	166.95	1.05	0.985	21.88
WR24-287S19	Infill	295	49	185.30	186.00	0.7	0.599	8.10
WR24-287S20	Infill	271	32	165.03	165.70	0.67	0.67	12.14
WR24-287S21	Infill	264	13	171.00	171.90	0.9	0.856	2.13
WR24-287S22	Infill	269	4.6	175.90	177.00	1.1	0.993	4.57
WR24-287S23	Infill	259	24	172.40	173.50	1.1	1.073	24.37
WR24-287S24	Infill	251	11	185.60	186.60	1	0.891	47.78
WR24-287S25	Infill	241	25	198.30	199.40	1.1	0.96	1.32
WR24-262S01	Extensional	247	13	169.90	171.00	1.1	0.964	37.71
WR24-262S02	Extensional	264	23	144.00	145.00	1	0.986	124.47
WR24-262S03A	Extensional	233	10	157.20	158.10	0.9	0.678	17.80
WR24-262S04	Extensional	279	15	158.10	158.71	0.61	0.58	5.55
WR24-262S05	Extensional	281	54	150.70	152.40	1.7	1.525	19.44
WR24-262S06B	Extensional	292	-1	175.00	176.00	1	0.791	0.77
WR24-262S08	Extensional	307	26	187.90	188.60	0.7	0.559	0.89
WR24-262S09	Extensional	327	40	188.60	189.30	0.7	0.38	13.56

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000-240,000 ounces at a cash operating cost per ounce of $620-$680. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Cautionary note regarding forward-looking information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include, but are not limited to, statements and information regarding: planned exploration in Q2 and Q3 of 2019; the ability to delineate mineralization in the drilled area to add new mineral resources to eventually convert into mineral reserves, which would add optionality and flexibility to the current mine plan and replace depleted reserves; planned further drilling of 5,000 m in the Northern West Reef Extension before the end of Q3 2019; planned exploration in Q4 2019 to drill test the extents of the West Reef high grade shoot up and down-dip as well as along the plunge below 24 level and above 17 level; the potential to mine areas drilled in the Northern West Reef Extension over the next two years; the intent to conduct a further 1,400 m of in-fill drilling in Q2 2019; the addition of new stopes at Prestea Underground which have the potential to be mined during the next two years; completion of ninth stope blasting in May 2019; belief that the stope sequence will continue cascading to provide ore continuity in the second half of 2019; and 2019 production guidance and cash operating cost per ounce guidance. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018, and our annual information form for the year ended December 31, 2018, each of which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Prestea Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS or Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization

Additional information on earlier drilling results and Mineral Reserve and Mineral Resource estimates at Prestea are available in the Company's National Instrument 43-101 compliant Technical Report titled "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" with an effective date of December 31st, 2017.

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SOURCE Golden Star Resources Ltd.

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For further information: For further information, please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:00e 03-JUN-19